

October 10, 2013

Via e-mail
Tso Yin Yee
Chief Operating Officer
ADGS Advisory, Inc.
113 Argyle Street, Mongkok
Kowloon, Hong Kong SAR

> **Re: ADGS Advisory, Inc.**
> **Form 8-K**
> **Filed April 12, 2013**
> **Form 10-Q for the Period Ended May 31, 2013**
> **Filed July 23, 2013**
> **Form 10-Q for the Period Ended March 31, 2013**
> **Filed August 2, 2013**
> **File No. 001-34274**

Dear Tso Yin Yee:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Pamela Long

                                    Pamela Long
                                    Assistant Director

cc: David M. Kaye, Esq. (*via e-mail*)
       Kaye Cooper Kay & Rosenberg, LLP